VeriTeQ Corporation 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445; www.veriteqcorp.com

Michael E. Krawitz (561) 846-7004 mkrawitz@veriteqcorp.com

November 13, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel and Ms. Emily Drazan

Re:	VeriTeQ Corporation (“VeriTeQ”)
Preliminary Proxy Statement on Schedule 14A (“Schedule 14A”) Filed November 4, 2014 File No. 000-26020

Dear Mr. Spirgel and Ms. Drazan:

On behalf of VeriTeQ, we hereby respond to the comment provided by the Staff of the United States Securities and Exchange Commission (the “Commission”) in its letter, dated November 12, 2014. VeriTeQ’s response to the comment is set forth below. For ease of reference, we have included the Staff's comment in its entirety in italicized text preceding our response.

Proposal 2

Approval and Adoption of an Amended and Restated Certificate of Incorporation to Increase the Total Number of Authorized Shares of the Company’s Common Stock from 500 Million Shares to 10 Billion shares, page 24.

1.

We note the disclosure in your share capitalization tables on pages 24 and 25 that you currently have warrants outstanding with an exercise price of $0.00114 that are convertible into 2,579,535,905 shares of common stock. However, on page 12 of your disclosure you state that those shares at that exercise price are convertible to 747,368,421 shares. Please explain the reason for the difference in the two values and revise your disclosure as appropriate.

Response to Comment 1

At October 31, 2014, we had 2,579,535,905 shares of common stock issuable upon exercise of outstanding warrants having a variable exercise price of $0.00114 per share, which included 747,368,421 shares of common stock issuable upon exercise of outstanding warrants held by PSID that were acquired in a related party transaction. Our disclosure on page 12 was only covering related party transactions.

In response to the Staff’s comment, we will expand our disclosure in the capitalization tables on pages 24 and 25 of the Schedule 14A by inserting a footnote next to the 2,579,535,905 shares reflected therein to clarify that such shares includes 747,368,421 shares of common stock issuable to PSID upon exercise of its warrants.

At such time as we file the definitive proxy, it is our intention to include therein the date for the meeting of stockholders and to update, as of the record date, the number of shares outstanding as well as issuable under the various convertible instruments described in the disclosure.

As requested in your comment letter, we hereby acknowledge that:

•	(i) we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	(ii) your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and
•	(iii) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to your comment regarding the Preliminary Proxy Statement on Schedule 14A.

Please direct any questions or comments regarding this letter or the Preliminary Proxy Statement on Schedule 14A to me at 561-846-7004 or email to mkrawitz@veriteqcorp.com.

Very truly yours,

VERITEQ CORPORATION

/s/ Michael E. Krawitz

Michael E. Krawitz

Chief Legal and Financial Officer

cc:     Scott R. Silverman